

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 12, 2017

Via E-Mail
William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

     Re: PositiveID Corporation
             Preliminary Information Statement on Schedule 14C
             Filed March 17, 2017
             File No. 001-33297

Dear Mr. Caragol:

     We have completed our limited review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Russell Mancuso

                  Russell Mancuso
                  Branch Chief
                  Office of Electronics and Machinery

cc: Steven Lipstein, Esq.
       Lucosky Brookman LLP